

Corporate Office
P.O. Box 12359
Spring, Texas 77391-2359
www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES REDEMPTION OF ITS 3.30% SENIOR NOTES DUE 2018, 7.5% NOTES DUE 2018 AND 7.15% NOTES DUE 2018

Houston, Texas – April 27, 2017...Southwestern Energy Company (NYSE: SWN) (the "Company") announced today that it will redeem all (i) $37,991,000 aggregate principal amount outstanding of its 3.30% Senior Notes due 2018 (the "3.30% 2018 Notes"), (ii) $187,576,000 aggregate principal amount outstanding of its 7.50% Senior Notes due 2018 (the "7.50% 2018 Notes") and (iii) $25,800,000 aggregate principal amount outstanding of its 7.15% Senior Notes due 2018 (the "7.15% 2018 Notes" and, together with the 3.30% 2018 Notes and the 7.50% 2018 Notes, the "Notes") on May 30, 2017, the redemption date for each of the 3.30% 2018 Notes, 7.50% 2018 Notes and 7.15% 2018 Notes (the "Redemption Date").

The redemption price for each series of the Notes will be calculated pursuant to the formula set forth in the applicable indenture governing such series of the Notes.

Additional information concerning the terms and conditions of the redemptions are fully described in the notices distributed to holders of the Notes. Beneficial holders with any questions about the redemptions should contact their respective brokerage firm or financial institution.

Southwestern Energy Company is an independent energy company whose wholly owned subsidiaries are engaged in natural gas and oil exploration, development and production, natural gas gathering and marketing. Additional information on the company can be found on the Internet at http://www.swn.com.

Contact:

Randall Barron
Vice President & Treasurer
(832) 796-4851
randall_barron@swn.com

This news release contains forward-looking statements regarding the Company's intention to redeem the Notes. There can be no assurance that such expectation or belief will result or be achieved. The Company's future actions and results can and will be affected by a variety of risks and other matters including, but not limited to, changes in commodity prices; changes in expected levels of natural gas and oil reserves or production; operating hazards, drilling risks, unsuccessful exploratory activities; limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets; international monetary conditions; unexpected cost increases; potential liability for remedial actions under existing or future environmental regulations; potential liability resulting from pending or future litigation; and general domestic and international economic and political conditions; as well as changes in tax, environmental and other laws applicable to our business. Other factors that could cause actual results to differ materially from those described in the forward-looking statements include other economic, business, competitive and/or regulatory factors affecting our business generally as set forth in our filings with the Securities and Exchange Commission. Unless legally required, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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